EXHIBIT 99

Supplemental Segment Information

In thousands	Three Months Ended October 31,		Six Months Ended October 31,
Orders Received:	2004	2003	2004	2003
Sign Making and Specialty Graphics	$ 69,407	$ 71,415	$ 138,086	$ 144,961
Apparel and Flexible Materials	44,594	38,971	87,074	78,292
Ophthalmic Lens Processing	17,305	20,630	35,931	38,279
	$131,306	$131,016	$261,091	$261,532
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October 31, 2004		April 30, 2004
Backlog:
Sign Making and Specialty Graphics	$ 480	$ 537
Apparel and Flexible Materials	34,334	30,957
Ophthalmic Lens Processing	3,040	4,371
	$ 37,854	$35,865
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